Exhibit 99.8
EXTENDICARE REAL ESTATE INVESTMENT TRUST
NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER NATIONAL
INSTRUMENT 44-101 SHORT FORM PROSPECTUS DISTRIBUTIONS (“NI 44-101”)

TO:	Ontario Securities Commission
             Extendicare Real Estate Investment Trust (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.
DATED as of the 28th day of November, 2006.

EXTENDICARE REAL ESTATE
INVESTMENT TRUST by its administrator, EXTENDICARE INC.

Per:	/s/ Jillian Fountain
Jillian Fountain
Secretary